THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

J. Michael Schlotman	513-762-4851
Senior Vice President and	FAX 513-762-1203
Chief Financial Officer

May 13, 2011

CONFIDENTIAL TREATMENT REQUESTED BY THE KROGER CO.

KR2011001

VIA EDGAR CORRESPONDENCE

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:	The Kroger Co.
Form 10-K for the Fiscal Year Ended January 29, 2011, filed March 29, 2011
File No. 1-303

Dear Mr. Thompson:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated April 27, 2011, pertaining to the referenced Form 10-K.  The staff’s comments are reproduced below, followed by our responses.

Pursuant to 17 C.F.R. § 200.83, Kroger is requesting confidential treatment for the text below under the various headings “Kroger Response.”  Kroger requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record, and not be disclosed to any persona as it contains confidential information, disclosure of which would cause Kroger competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, Kroger respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to Paul Heldman, Executive Vice President, Secretary, and General Counsel, at the address shown above.

Consolidated Financial Statements, page 33

Consolidated Balance Sheets, page 33

1.            Please provide us with an analysis of other current and long-term liabilities for each year presented and confirm to us that any item in excess of five percent of total current liabilities and total liabilities, respectively, are disclosed in the notes to financial statements.  Refer to paragraphs 20 and 24 of Rule 5-02 of Regulation S-X.

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Kroger Response

Our analysis of other current and long-term liabilities for fiscal years ended January 29, 2011 and January 30, 2010 is as follows:

[***REDACTED***]

As of January 29, 2011, in order to require separate disclosure pursuant to Rule 5-02 of Regulation S-X, a current or long-term liability item would have had to exceed approximately $403 million and $910 million, respectively.  As of January 30, 2010, in order to require separate disclosure pursuant to Rule 5-02 of Regulation S-X, a current or long-term liability item would have had to exceed approximately $386 million and $909 million, respectively.  As of these dates, Kroger had no current or long-term liability items that exceeded these thresholds.  All other current and long-term liabilities in excess of five percent of total current liabilities and total liabilities, respectively, have been disclosed for fiscal years ended January 29, 2011 and January 30, 2010.

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Notes to Consolidated Financial Statements, page 37

Note 1, Accounting Policies, page 37

Segments, page 42

2.            We note that you operate retail food and drug stores, multi-department stores, jewelry stores and convenience stores throughout the United States, and that these retail operations are reported as a single reportable segment.  Please tell us (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.  Please be sure to explain to us in detail how the aggregation of all of the retail activities into one reportable segment complies with the aggregation criteria.

Kroger Response

Our retail business, which represents over 98% of Kroger’s consolidated sales and EBITDA, includes retail food and drug stores (supermarkets), convenience stores (c-stores) and jewelry stores.  Under the guidelines set forth in ASC 280-10-50-1 through 50-9, we have identified 20 operating segments, which we refer to as “operating divisions,” within our business.  Our supermarkets include 18 geographically dispersed operating divisions, under a variety of banners, including Kroger, King Soopers, Dillon’s and Fred Meyer.  In addition, our c-stores and our jewelry stores each constitute an individual operating division.

Each of our operating divisions is engaged in business activities from which it earns revenues and incurs expenses.   Each has discrete financial information available.  The operating results of these operating divisions are reviewed regularly by our Chief Executive Officer and Chief Operating Officer, who act as our Chief Operating Decision Makers (CODMs). These results are reviewed based on the aggregation of stores in each geographic area, not based on the aggregation of stores by format type.

Our operating divisions operate across 45 states, and are organized on a geographical basis so that each operating division executive team can be responsive to local needs of the division and can execute company strategic plans and initiatives throughout the stores in its division.

We strive to manage our divisions to consistent performance over time, not running each operating division as a silo, but together as a cohesive network.  Strategic guidance, sales planning, merchandising, marketing, procurement, operations and support for other administrative functions are managed centrally.

ASC 280-10-50-11 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the rule, the segments have similar economic characteristics, and the segments are similar in all of the following areas:

a.               the nature of the products and services;

b.              the nature of the production processes;

c.               the type or class of customer for their products and services;

d.              the methods used to distribute their products or provide their services; and

e.               if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

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As we discuss below, our operating divisions are similar in all of these areas and have similar economic characteristics as well.

Each of our operating divisions offers similar products to consumers and the nature of the production process is similar.  While we typically use a variety of store formats in each of the supermarket operating divisions (such as combination stores, multi-department stores, marketplace stores and fresh fares), each supermarket operating division sells a similar mix of products.  All of our supermarkets offer a broad selection of grocery items and offerings of produce, meat, and general merchandise/health and beauty departments.  There are some differences in product offerings at different store locations primarily due to store size and demographics of the store location, but these differences are not significant in relation to the entire product mix offered.  For example, smaller stores, due to size limitations, often may not have pharmacies or may have a smaller offering of general merchandise.  In addition, size of the store can also affect the breadth or depth of product offerings in a store.  The mix of products offered will also vary based on the customer buying habits and demographics of each store.  For example, more ethnic products will be carried in stores that serve a diverse customer base, and more value banner products may be carried in stores with a higher than average number of customers who have shopping habits identified as “price sensitive.”  However, we believe these differences are insubstantial compared to the similarities between product offerings at each supermarket operating division.  Although the “nature of the production process” in subparagraph (b) of ASC 280-10-50-11 does not apply to how we develop the product mix at our stores, the strategic guidance, sales planning, merchandising, marketing, procurement, operations and administrative functions supporting product mix is managed centrally, and thus these functions are substantially the same across our operating divisions.

[***REDACTED***]

Each of the operating divisions serves similar customers, and operates in the same regulatory environment.  Each operating division serves a broad cross-section of the population (economically and demographically). Similar types of customers purchase our products across all of our divisions.  A particular type or class of customer does not shop in our stores in search of one specific type of product or service.  Our customers typically shop across a variety of products and services from multiple departments within our stores each time they shop.  In addition, all of our retail locations operate in the United States, and are subject to substantially similar regulatory issues.  There is no significant or unusual regulatory environment in one division as compared to another that affects the sale of our products.

Each of our operating divisions purchases and distributes its products in a similar fashion.  Most of the products sold by our operating divisions are purchased from third party consumer product companies, and distributed either to our distribution centers, or directly to our stores.  Each operating division distributes like products broadly to all of our locations in a similar manner.  In fact, these operating divisions at times receive consumer merchandise from the same distribution centers.

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Similar Economic Characteristics.

The economic similarities between our operating divisions are evidenced by our approach to managing our retail business as a whole.  We manage and review all of our operating divisions together, as a single “portfolio.”  The key metrics that the CODMs review regularly include ID sales trends (without fuel) and EBITDA results (without fuel).  Although fuel is an important product offering of our supermarket and c-store businesses, the key metrics that are reviewed by our CODMs typically exclude fuel sales and costs.  Frequent fluctuations in the retail price of fuel create significant variations in fuel sales trends.  As such, it is more meaningful for our CODMs to review identical sales trends without the effect of fuel sales.  Similarly, our retail fuel sales reduce our EBITDA rates as a percent of sales due to the very low EBITDA rates on retail fuel sales as compared to non-fuel sales.  We currently disclose the sales and margin effects of fuel in Management’s Discussion and Analysis in our periodic filings.

With these considerations in mind, the CODMs evaluate the following metrics when assessing performance of and allocating resources to our operating divisions:

[***REDACTED***]

In planning and executing our strategy, we strive for parity in results across our markets.  However, the economic, competitive and labor environments across all of our markets do not always result in exact parity.  An important part of how we manage our business is to understand the trends in these and many other areas that affect our business and influence our results so that we can balance our results to be consistent over time.

We not only seek parity in results, but also in execution of our Customer 1st Strategy.  Many of our strategic initiatives are “broad appeal” in nature.  As such, we typically introduce price or other customer-focused initiatives across all of our supermarket operating divisions.  However, the effects on ID sales without fuel and EBITDA margins are not always the same in each of those operating divisions.  So, though we launch the same program

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across all of our divisions, and achieve consistency in execution across all of our stores, this does not always result in identical financial metrics.

This “portfolio” management view of our operating divisions by our CODMs is an important way that they leverage the assets of our Company (including geographical, customer, and location diversity) to achieve overall results.  We use the same core product offerings across all of our stores, along with consistent execution of strategic plans, to drive total company results.  Economic, competitive, labor and other considerations are built into individual division expectations when results are forecasted to vary from overall expectations,  typically through the budgeting process.

Nearly half of our jewelry store locations are located inside one of the stores included in a supermarket operating division.  Where our Loyalty Marketing group identifies the demographics and buying habits of customers at a particular store location as a good fit, and size permits, that location is considered for an in-store jewelry store. In addition, just like any other in-store department, customer purchases at all jewelry store locations earn points that can be redeemed for discounts on fuel purchases at one of the Company’s supermarkets or c-stores that sell fuel.

We have included the jewelry stores in the same operating segment as our other retail businesses because (i) there are many operational similarities between jewelry and other aspects of our retail business; (ii) due to their relative size, we do not believe inclusion of these amounts distorts the results of the overall reportable segment; and (iii) due to their relative size, we do not believe that showing the jewelry stores in an “other” reportable segment is meaningful to investors.  [***REDACTED***]

All of our operating divisions have similar economic characteristics.  As such, we believe that aggregation of our operating divisions into a single operating segment is appropriate under the guidelines previously discussed.  None of our operating divisions meet the quantitative thresholds for separate reporting under ASC 280-10-50-12, and thus we have concluded we have one reportable segment.

We do believe, however, that investors may benefit from a more detailed explanation of the factors used to identify our operating divisions, including the basis of organization.  In future Form 10-K filings, we will add comparable disclosure to our segment footnote, as follows:

“The Company’s domestic retail operations, which represent over 98% of the Company’s consolidated sales and EBITDA, are its only reportable segment.  The Company’s  retail operating divisions have been aggregated into one reportable segment due to the operating divisions having similar economic characteristics with similar long-term financial performance.  In addition, the Company’s operating divisions offer to its customers similar products, have similar distribution methods, operate in similar regulatory environments, purchase the majority of their merchandise for retail sale from similar (and in many cases identical) vendors on a coordinated basis from a centralized location, serve similar types of customers, and are allocated capital from a centralized location.  The Company’s operating divisions reflect the manner in which the business is managed and how the Company’s Chief Executive Officer and Chief Operating Officer, who act as our Chief Operating Decision Makers, assess performance internally.

Please also see our response to comment 3 below for additional disclosure to be made with respect to product sales information.

3.            We note that you sell a wide variety of products including grocery products such as produce, meat, dairy products, seafood, frozen food, bakery and deli products along with non-food items such as prescription drugs, apparel, home fashion and furnishings, electronics, home goods and toys and health and beauty care items.  Please tell us your consideration of disclosing revenues from each group of similar products and services as contemplated by ASC 280-10-50-39 as we believe this information is useful to your investors.

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Kroger Response

After consideration of our products and services sold, as contemplated by ASC 280-10-50-40, in future Form 10-K filings, disclosure comparable to the following will be contained in the footnotes to our financial statements:

[***REDACTED***]

Note 5, Debt Obligations, page 46

4.            We note that your new credit agreement contains covenants which, among other things, require the maintenance of a leverage ratio and a fixed charge coverage ratio.  Please tell us whether the covenants restrict your ability to pay dividends and your consideration of disclosing the information required by Rule 4-08(e)(1) of Regulation S-X.

Kroger Response

Our new credit agreement does not restrict or limit our ability to pay dividends to our shareholders.  Respectfully, we do not believe a disclosure is necessary to inform our investors that the new credit agreement, which has been filed with the SEC and is readily available to our investors, does not restrict or limit our ability to pay dividends.

Note 11, Commitments and Contingencies, page 55

5.            We note your disclosure with respect to certain legal proceedings that management does not anticipate that the ultimate resolution of such actions will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.  Please tell us what consideration you gave to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made.  Please refer to ASC 450-20-50.

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Kroger Response

We considered the guidance from ASC 450-20-50 for estimates of losses. For our legal proceedings for which we have determined that a loss is probable, there is not a material difference between the amount accrued and the reasonably likely amount of loss. For legal proceedings in which a loss is reasonably possible, the range of risk of loss is not significant, and we determined that disclosure thereof would not be meaningful to investors.

We acknowledge that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (513) 762-4851.

Sincerely,

/s/ J. Michael Schlotman

cc:	Yolanda Guobadia, Staff Accountant
David B. Dillon
Paul Heldman
M. Elizabeth Van Oflen
Dennis H. Hackett
Bruce M. Gack
Christine S. Wheatley